AGREEMENT


    THIS AGREEMENT is made and entered into this ____ day of September, 1999, between and among GLOBAL CASINOS, INC., a Utah corporation, (the "Company") and the undersigned SHAREHOLDERS of the Company (collectively the "Shareholders").

                       W I T N E S S E T H:

    WHEREAS, effective December 31, 1998, each of the undersigned Shareholders entered into an agreement with the Company pursuant to which each Shareholder agreed to convert an outstanding indebtedness of the Company to such Shareholder and to accept in lieu thereof shares of the Company's Series C Convertible Preferred Stock (the "Series C Preferred Stock"); and

    WHEREAS, the only reason that each undersigned Shareholder agreed to convert such indebtedness into shares of Series C Preferred Stock was to accommodate a request of the Company to do so in order to assist the Company in its efforts to increase its net assets and thereby avoid a possible delisting from the Nasdaq Stock Market ("Nasdaq"); and

    WHEREAS, Shareholders and the Company recognize that the foregoing conversion will result in an impairment of the priorities, preferences and recourses available to Shareholders with respect to ultimately recouping or otherwise satisfying the indebtedness; and

    WHEREAS, Shareholders and the Company desire to provide for the protection of Shareholders under the circumstances set forth below.

    NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinbelow set forth, the parties covenant and agree as follows:

    1. It is agreed that upon the occurrence of a Triggering Event, as defined hereinafter, each Shareholder shall have the right and option to put for redemption by the Company and otherwise compel the purchase and redemption by the Company of all or any portion of the Series C Preferred Stock owned by such Shareholder for the Redemption Price, as hereinafter defined.

    2. For the purposes of this Agreement, the Redemption Price for the shares of Series C Preferred Stock shall be the sum of (i) the stated value of $1.20 per share plus (ii) all accrued, cumulative and unpaid dividends payable on such shares of Series C Preferred Stock up to the date of redemption. Upon the exercise of any Shareholder of the put option provided for herein, the Company shall pay to such Shareholder the Redemption Price within thirty
(30) days of the delivery of written notice to the Company by such Shareholder of its election to exercise the put option and the delivery of the certificate or certificates evidencing the shares of Series C Preferred Stock so tendered for redemption.

    3. For the purposes of this Agreement, a Triggering Event shall be deemed to have occurred in the event (i) a Change in Control of the Company occurs, as hereinafter defined, (ii) the Company's securities are delisted from Nasdaq, from which delisting decision all rights to appeal have either been exhausted or, based upon the reasonable judgment of the Company, waived due to a reasonable determination that such efforts will be unsuccessful,
(iii) the insolvency, bankruptcy, dissolution or liquidation of the Company, or (iv) the cessation of business by the Company for at least thirty (30) consecutive days. For the purposes of this Agreement, a "Change of Control" shall mean a change in control of a nature that would be required to be reported in response to Item 5(f) of Schedule 14A of Regulation 14A promulgated under the Securities Exchange Act of 1934, as in effect on the date of this Agreement (the "Exchange Act") or a Change in Control that would be required to be reported in response to Item 1 of Form 8-K under the Exchange Act; provided, however, that without limiting the generality of the foregoing, such Change in Control shall be deemed to have occurred if and when (i) any "person" (as such term is used in Sections 13(d) and 14(d)(2) of the Exchange Act) is or becomes a beneficial owner, directly or indirectly, of securities of the Company representing 50% or more of the combined voting power of the Company's then outstanding securities, (ii) the consummation of a transaction resulting in the sale of all or substantially all of the Company's assets, or (iii) a majority of the individuals who were members of the Board of Directors of the Company immediately prior to an action of the shareholders of the Company involving the election of directors or an action of the Board of Directors without action by the Company's shareholders shall not constitute a majority of the Board of Directors following such action.

    4. The rights granted to Shareholders pursuant to the terms of this Agreement are assignable by such Shareholders to any assignee or successor-in-interest of the shares of Series C Preferred Stock of the Company forming the subject matter hereof.

    IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

COMPANY:                     GLOBAL CASINOS, INC.


                             By:/s/Stephen G. Calandrella
                                Stephen G. Calandrella,President

SHAREHOLDERS:                THE ROCKIES FUND, INC.



By:/s/Dorothy Calandrella     By:/s/Stephen G. Calandrella
   Dorothy Calandrella           Stephen G. Calandrella, President



By:/s/Lenard Nact             By:/s/Allan Norris
   Leonard Nacht                 Allan Norris


WEBQUEST,INC.                 By:/s/Marie Kanger
                                 Marie Kanger

By:/s/Bradley-Alison Smith
   Bradley-Alison Smith